UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2026

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Introductory Note

This Report on Form 6-K is being filed by Galmed Pharmaceuticals Ltd., an Israeli company ( “Galmed”, “we,” or “us,”) to provide an update regarding our acquisition of Colospan Ltd., a company organized under the laws of the State of Israel (“Colospan”) and certain information regarding Colospan’s business, operations, management, and strategic direction. In connection with Colospan’s business described in this report on Form 6-K, shareholders are cautioned that an investment in us carries risk, including the “Risk Factors” included in this Report and shareholders are urged to review the business description and the risk factors collectively before making any investment decision.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this Report, regarding the completion of the acquisition of Colospan, expansion and market opportunities of Colospan, all of which constitute as forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this Report on Form 6-K, and on the current expectations of Galmed and Colospan management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Galmed and Colospan. These forward-looking statements are subject to a number of risks and uncertainties, which include, without limitation, Galmed’s inability to recognize the anticipated benefits of the acquisition of Colospan; expectations with respect to future performance and growth of Colospan; Galmed’s and Colospan’s ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; changes in domestic and foreign business, market, financial, political and legal conditions; geopolitical events, including the security situation in Israel; regulatory changes; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC by Galmed. The foregoing list of factors is not exclusive. Other factors include the possibility that the transaction does not close or the failure of other closing conditions. Additional information concerning certain of these and other risk factors is contained in this Report on Form 6-K and in Galmed’s most recent filings with the SEC. All subsequent written and oral forward-looking statements concerning Galmed and Colospan, the acquisition or other matters attributable to Galmed and Colospan or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers of this Report on Form 6-K are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. We expressly disclaim any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Colospan Acquisition

On June 8, 2026, Galmed entered into a Share Purchase Agreement (the “SPA”) with Colospan, the shareholders of Colospan that are parties thereto, who hold more than 92% of the voting power of the outstanding capital stock of Colospan, and Boaz Assaf, solely in his capacity as the representative of the shareholders of Colospan, pursuant to which, subject to the terms and conditions of the SPA, Galmed will purchase all of the issued and outstanding share capital of Colospan. Closing of the acquisition is expected to occur in the second quarter of 2026.

As consideration for the sale of all of the issued and outstanding capital stock of Colospan, Galmed will (i) pay the Colospan shareholders and SAFE investors an aggregate amount of $2,500,000 in cash, which will be allocated among the Selling Shareholders and certain SAFE investors (the “Cash Consideration”) and (ii) issue to the Colospan shareholders and SAFE investors an aggregate amount of Galmed’s ordinary shares equal to $2,000,000 calculated prior to closing based on the “Purchaser Share Value” (the “Consideration Shares”). Purchaser Share Value means the average of the closing prices per share of Galmed on Nasdaq for the five (5) consecutive trading days ending on (and including) the trading day that is one (1) trading day prior to the closing date. Any Colospan shareholder or SAFE investor who as a consequence of the issuance of the Consideration Shares would become a beneficial owner of more than 4.99% of Galmed’s ordinary shares shall be issued a pre-funded warrant to purchase ordinary shares of Galmed at a nominal exercise price for any shares in excess of 4.99%, with such pre-funded warrant including a 4.99% blocker.

An aggregate of 7.5% of each of the Cash Consideration and Consideration Shares issuable by Galmed will be held in an escrow fund for a period of 12 months for purposes of satisfying any post-closing indemnification claims under the SPA. Pursuant to the SPA, Colospan has agreed to cancel, terminate, and extinguish any outstanding stock options and warrants at closing without any right to receive any consideration.

The SPA provides that for a period of 24-months from closing, each Colospan shareholder and SAFE holder that receives Consideration Shares shall be prohibited from effecting a sale, transfer, pledge or other disposition of the Consideration Shares subject to certain “permitted transfers”. In addition, the SPA provides that each such person that is locked up shall grant an irrevocable proxy to the Galmed board of directors to vote the shares during the lock-up period.

The Consideration Shares are being issued in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933.

The SPA contains customary representations, warranties and covenants of Galmed, on one hand, and Colospan, on the other hand, including, among others, covenants by Colospan with respect to the operations of Colospan during the period between execution of the SPA and the completion of the transaction. In addition, the SPA provides that subject to consummation of the acquisition, Galmed shall allocate substantial resources toward the development and expansion of Colospan’s commercial activities in Europe and contemplates an investment of at least $6 million over the course of 24 months from closing. The SPA also provides that each party will indemnify the other party for breaches of the warranties and covenants of such party, as well as certain other matters, subject to certain specified limitations, including, among other things, limitations on the period during which a party may make certain claims for indemnification and limitations on the amounts for which a party may be liable.

Pursuant to the SPA, the completion of the transaction is conditioned upon, among other things, the satisfaction and completion of the notification and bring along requirements to the non-signing Colospan shareholders in accordance with Section 341 of the Israeli Companies Law, 1999, and other customary closing conditions. The SPA also provides for limited termination rights, including, among others, by the mutual consent of Galmed and Colospan, upon certain breaches of representations, warranties, covenants or agreements, and in the event the transaction has not been consummated before August 7, 2026, subject to the ability of the parties to extend under certain circumstances.

The foregoing description of the SPA does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the SPA, a copy of which is attached hereto as Exhibit 10.1, which is incorporated herein by reference thereto.

The SPA has been filed as an exhibit hereto to provide investors and security holders with information regarding its terms and is not intended to provide any factual information about Galmed or Colospan. The representations, warranties and covenants set forth in the SPA were made solely between the parties to the SPA and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the SPA. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to investors or security holders, or may have been used for the purpose of allocating risk between the parties to the SPA rather than establishing matters as facts. Information concerning the subject matter of the representations and warranties may change after the date of the SPA, which subsequent information may or may not be fully reflected in our public disclosures. For the foregoing reasons, no person should rely on the warranties as statements of factual information at the time they were made or otherwise.

Audited financial statements of Colospan for the years ended December 31, 2025 and 2024 are attached hereto as Exhibit 99.1 and are incorporated by reference herein. In addition, unaudited pro forma financial statements for the year ended December 31, 2025 are attached hereto as Exhibit 99.2 and are incorporated by reference herein.

Additionally, Galmed has prepared presentation materials (the “Presentation”) that management may use, possibly with modifications, in presentations to current and potential investors, analysts, lenders, business partners, acquisition candidates, customers, employees and others with an interest in Galmed and its business. A copy of the Presentation is attached hereto Exhibit 99.3 and incorporated here by reference.

Lastly, on June 8, 2026, Galmed issued a press release announcing the entry into the SPA. A copy of the press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

This Form 6-K, excluding Exhibits 99.3 and 99.4, is incorporated by reference into Galmed’s Registration Statements on Form S-8 (Registration Nos. 333-206292, 333-227441, 333-284163 and 333-290399) and its Registration Statement on Form F-3 (Registration Nos. 333-272722 and 333-283241).

Colospan Overview

Colospan is a medical device company focused on the development and manufacturing of innovative solutions for colorectal surgical care. Colospan has developed the CG-100 intraluminal bypass device, a single-use, intraluminal temporary silicone sheath designed to internally divert fecal matter away from the surgical anastomosis site in colorectal surgeries during the critical post-operative period.

Anastomotic leakage (AL) refers to the seepage of colonic content into the abdominal cavity following low rectal resection surgery. Anastomotic leaks are a life-threatening complication occurring in up to 21% of colorectal surgeries, often leading to prolonged hospital stays, additional procedures, and significant morbidity. Traditional management involves the creation of a diverting stoma, where a loop of the small bowel is diverted outside the abdominal wall and connected to a bag, which collects the patient’s feces. The diverting stoma is associated with substantial patient burden, increased cost, and compromised quality of life.

Inserted during colorectal surgery, the CG-100 adds on average 7 minutes to procedural time and is designed for easy placement and removal, requiring no additional surgical intervention. The device remains in place for approximately 10 days, significantly shorter than the traditional stoma (4–6 months), thereby minimizing patient discomfort and risk.

The CG-100 is designed to reduce exposure of the anastomosis to fecal material potentially reducing clinical consequences of AL. Patients may avoid the long-term burdens of external stomas, including skin irritation, social stigma, and repeat surgeries.

Colospan is currently conducting a pivotal trial designed to support a future U.S. Food and Drug Administration (FDA) premarket approval (PMA) application with the FDA. In parallel, Colospan’s near-term commercial focus is on launching the CG-100 in select European markets and Israel. In H2 2026, Colospan plans to launch a soft launch in DACH countries (Germany, Austria, Switzerland).

The CG-100 has a CE Marking under MDR in Europe and is approved by the Israeli Ministry of Health for sale in Israel. CG-100 has been granted Breakthrough Device designation by the FDA. Beyond Europe, Israel, and the United States, Colospan plans future regulatory submissions in other jurisdictions, including Canada, Australia, and selected Asian markets.

Colospan has attracted investment from Becton Dickinson, and institutional investors such as Triventures, CBI (Anatomy Fund as well as non-dilutive funding from the Israel Innovation Authority and European Innovation Council.

Colospan is organized under the laws of the State of Israel and was incorporated in December 2010.

CG-100 Market Opportunity

Colorectal Surgery and Anastomotic Leakage

Colorectal cancer is the third most commonly diagnosed cancer in both men and women worldwide. A survey conducted in 2022 revealed 1.9 million diagnosed cases worldwide annually. Treatment of colorectal cancer depends on the location, size, and extent of cancer spread, as well as the overall health of the patient. Surgery is the most common medical treatment for colorectal cancer to remove the tumor. Colorectal surgery consists of resecting the diseased portion of the colon and connecting the two healthy sections, creating what is known as a colorectal anastomosis.

AL refers to the seepage of colonic content into the abdominal cavity following low rectal resection surgery (LAR). AL represents the most serious post-operative complication associated with LAR, carrying significant risk of mortality. Patients who develop AL frequently require re-intervention, including the creation of a stoma or drainage of an abscess, and are at risk of life-threatening conditions such as peritonitis, an acute inflammation of the abdominal lining, and septic shock, a systemic infection that can result in multi-organ failure and critically low blood pressure. Published clinical data indicates that the incidence of post-operative AL ranges from 2% to 21%, with recent studies and reviews estimating an average rate of approximately 11%.

AL is recognized as the leading cause of morbidity and mortality in colorectal surgery. From a health economics standpoint, AL has been identified as the primary cost driver among patients undergoing LAR for rectal cancer, with studies demonstrating significantly higher costs for patients who develop leaks due to prolonged hospitalization, additional surgical interventions, intensive care unit stays, and readmissions.

The precise etiology of AL remains unclear. While certain risk factors are associated with increased incidence, including obesity, prior radiation therapy, surgical technique, and surgeon experience, the underlying cause continues to be an active area of research. Pending a definitive understanding and resolution of the root cause, clinical practice is focused on mitigating the risk and severity of AL-related complications.

Current Standard of Care

The current gold standard for reducing the clinical impact of post-operative AL is the creation of a temporary diverting stoma. A diverting stoma involves surgically connecting the small bowel to an opening in the abdominal wall, through which fecal matter is collected externally, thereby limiting contact between fecal content and the anastomotic site during the healing process. It is important to note that a diverting stoma does not reduce the incidence of AL itself; rather, it serves to reduce the severity of complications arising from a leak, converting what may otherwise be a catastrophic event into a more clinically manageable one. Notwithstanding the use of a diverting stoma, published data reflects a residual AL rate of approximately 6.3%.

Following surgery, the diverting stoma typically remains in place for a period of eight to twelve weeks in patients who do not undergo post-operative chemotherapy or radiation therapy, and for an average of four to six months in patients who receive post-operative chemotherapy, a cohort representing approximately 50% of the patient population. The stoma is subsequently reversed or closed in a separate secondary surgical procedure.

The use of a temporary diverting stoma carries meaningful clinical and quality-of-life burdens. The creation and closure of a stoma are associated with overall complications in up to 62% of cases and surgical complications in approximately 8.2% of cases. Furthermore, despite the intended temporary nature of the intervention, more than 20%of temporary diverting stomas ultimately become permanent, representing a significant and lasting impact on patient quality of life. Moreover, many patients would rather avoid a stoma and in some cases are willing to compromise on their treatment outcome. Beyond the clinical risks, stoma patients face decreased quality of life, social stigma, skin irritation, the need for ostomy supplies, and the burden of a second surgical procedure for stoma reversal.

The total cost associated with diverting stoma creation, maintenance (including ostomy supplies), and reversal surgery is estimated to reach up to $26,000 per patient. The stoma is widely considered a suboptimal solution, adversely affecting patient dignity and quality of life while increasing costs for healthcare organizations.

There are currently no widely adopted intraluminal bypass alternatives to diverting stoma on the market. We believe the CG-100 targets approximately 1 million protective stoma candidates per year worldwide and is suitable for two primary colorectal surgery segments: (1) low rectal resections (approximately 282,000 procedures worldwide annually, with approximately 70% requiring a stoma and a 12% leak rate) and (2) sigmoid and upper rectal resections (approximately 706,000 procedures worldwide annually, with an approximately 4% leak rate). At an expected worldwide average selling price of approximately $6,000 per device, Colospan believes that the potential total addressable market is approximately $6 billion. For low rectal resections alone, the market potential is $1.7 billion, with the North America and Western Europe portion at $747 million. The global colorectal surgery market is projected to grow at a CAGR of 6.9% from 2024 to 2030.

CG-100 Intraluminal Bypass Device

The CG-100 is a single-use, temporary intraluminal bypass device in the form of a silicone sheath that is placed inside the colon, using a dedicated delivery system, enabling the bypass of all fecal content post-surgery. The CG-100 is deployed during the colorectal surgery for the removal of the diseased portion of the colon. The sheath includes three balloons at its end which are inflated to line and seal against the colon wall above the anastomosis site. The sheath position is secured by a silicone ring encircling the colon from the outside, preventing migration of the sheath downstream. The ring has a connecting tube which is extracted like a drain through a small opening in the abdominal wall to allow future removal.

The CG-100 is removed after 10 days (+/- 1 day) under x-ray, without the need for a second surgical procedure. Contrast agent is injected around the device, enabling the surgeon to test the integrity of the anastomosis and ensure it has healed. If the x-ray shows no leak of contrast agent, the anastomosis is considered clinically healed. Application and removal of the device have been found to be feasible and simple.

Delivery system Silicone ring placed around the colon to help anchor the sheath Silicone sheath through which feces pass; placed in colon via the rectum

The device is designed to protect colorectal anastomoses located up to 20 cm from the anal verge and colon internal diameter lumen of 25–34 mm. Once inserted and located in the colon, the device serves as an internal bypass, and colon content passes within it, bypassing the vulnerable anastomosis site.

The device is available with two balloon sizes, medium (39 mm) and large (46 mm). Both sizes use the same raw material and the same production process, with the main difference being the diameter of the balloons, which optimizes the device to the relevant patient population. The medium size was developed in 2023 after Colospan gained significant experience in initial clinical trials. The smaller device was designed to optimize the contact pressure between the balloons and the colon wall, depending on the size of the patient’s colon and tissue quality.

In addition to the two device sizes, Colospan implemented an ex-vivo intra-operative additional measure of tissue quality based on a Barostat bag pressure measurement. This test simulates the contact pressure between the device and the colon wall and supports patient selection and device sizing decisions during surgery.

The key benefits of the CG-100 include:

● Reduced contact of fecal content with the anastomotic site, intended to reduce the risk of leakage complications;

● Removal after 10 days without surgical intervention, performed nonsurgically in a clinic under x-ray (compared to stoma removal requiring a second surgery after 4–6 months);

● Simple procedure with a short learning curve for surgeons;

● Deployed during the main colorectal surgery, adding on average only 7 minutes to the overall procedure (stoma deployment typically adds 20 minutes or more)

● Improved quality of life and dignity for patients — discreet and in place only for 10 days, compared to stoma which is uncomfortable, visible, and in place for 4–6 months

● Potentially reduced hospitalization and re-hospitalization post-surgery

● Potentially reduced costs for healthcare organizations through fewer complications, shorter hospital stays, and elimination of stoma maintenance and reversal surgery costs

● Maintenance-free solution requiring no bags, no external collection, and no second surgery

Clinical Trials

Colospan is currently conducting a pivotal clinical trial to support a future FDA premarket approval application in the U.S. and has previously completed four separate studies including a pilot studies and a multinational post-marketing study.

To date, 97 patients have been treated with the CG-100 worldwide across four clinical trials in Europe, and Israel, (not including the US pivotal trial which is ongoing). Key patient characteristics in these four trials included: 59% male, mean age of 63, 97% colorectal cancer patients, 33% having received neoadjuvant therapy, 90% undergoing minimally invasive surgery, average anastomosis height of 7.5 cm, and mean device application time of 7 minutes out of 188 minutes total surgery time. Results of these trials demonstrated that 90% of patients treated with the CG-100 avoided stoma creation. No device migration was observed in any patient, and 100% patient tolerability was achieved. Safety data showed 0% mortality, 1.3% anastomotic leak rate, and 3% device-related adverse events graded Clavien-Dindo 3–.

Pivotal FDA Clinical Trial (Ongoing)

Colospan is currently conducting a prospective, multi-center, multinational, randomized, two-arm trial evaluating the CG-100 device against the current standard of care (diverting stoma) in rectal cancer patients scheduled to undergo colorectal or coloanal anastomosis surgery via open, laparoscopic, or robotic approaches. The study population includes rectal cancer patients aged 22–70 (U.S.) or 22–75 (outside the U.S.) who, according to the investigator, are planned to have a protecting diverting stoma as part of their primary operation. The study is classified as a post-market study in Europe and a pre-market study in the United States, and was approved by the FDA under the Investigational Device Exemption process, with 51% of patients to be enrolled in the United States and 49% outside the United States.

The study’s co-primary endpoints are: (i) a reduction of at least 70% in stoma creation rate in the device group relative to the control group at four weeks post-surgery; and (ii) non-inferiority in severe adverse events related to the anastomosis or diversion method between the two groups through 39 weeks post-surgery, graded 3–5 using the Clavien-Dindo classification. Secondary objectives include assessment of patient quality of life, device usability, positioning, maintenance, fecal passage, anastomotic leak incidence, medical resource utilization, and device ease of use. A total of 228 evaluable patients (114 per group) are required to achieve approximately 80% statistical power. Up to 282 patients including roll-in cases and patients lost to follow-up may be enrolled across up to 32 sites in the U.S., Europe, and Israel (up to 20 U.S. sites).

The study was initially launched in September 2020 but experienced significant enrollment delays due to the COVID-19 pandemic. In January 2022, the study was voluntarily paused following two device-related adverse events (Clavien-Dindo Grade 3). During the pause, Colospan conducted a thorough investigation, implemented a comprehensive mitigation plan, and developed an additional device size (medium) along with additional risk-reduction measures. The updated device and mitigation measures were successfully validated through bench, pre-clinical, and clinical testing, following which the FDA approved resumption of the study in May 2025.

As of the date hereof, 57 patients have been enrolled in the study, of whom 39 have been randomized, representing approximately 17% of the total target enrollment. The remaining 18 patients were enrolled as roll-in patients at sites with no prior experience with the CG-100 device.

Pilot Study

From 2014 to 2017, Colospan conducted a prospective, multi-center, single-arm, open-label pilot study at eight sites across Belgium, Croatia and Hungary in patients undergoing elective colorectal surgery, including both open and laparoscopic procedures. The primary objective of the study was to evaluate the safety profile of the CG-100 Intraluminal Bypass Device. Secondary objectives included an assessment of the device’s performance in reducing contact between fecal content and the anastomotic site following colorectal surgery. The study enrolled 60 subjects and included a follow-up period of 30 days from the date of the procedure.

Key Findings:

● All 60 subjects completed the study with no reported deaths or major complications, including septic shock or generalized peritonitis. Performance outcomes were consistent with those observed under the current standard of care utilizing a diverting stoma.

● The device remained correctly positioned throughout the intended 10-day treatment period in all subjects, and all subjects demonstrated regular bowel function without the need for external intervention or enemas. All 60 subjects were confirmed to have correct positioning of the internal sheath at 10 days post-implantation.

● Device placement was performed by surgeons experienced in colorectal anastomosis procedures in a mean application time of approximately 7 minutes, compared to approximately 20 minutes for stoma formation, representing approximately 4% of the overall mean procedure time of 161 minutes. Device removal required no specialized training.

● Patient-reported tolerability scores were average, with some subjects reporting incontinence and discomfort.

Multi-National Post-Marketing Study

In 2017, Colospan initiated a prospective, multi-national, single-arm, open-label study in patients undergoing elective colorectal surgery via open, laparoscopic, or robotic approaches. The study’s primary performance endpoint was demonstration of a leak-proof seal at the balloon-mucosa interface by contrast passage through the device internal lumen without extravasation and illumination of the anastomosis, assessed on day 10 post-surgery prior to device removal, with a 30-day follow-up period. The study planned to enroll up to 130 subjects in 12 sites in Europe and Israel. In 2018, the study was terminated following treatment of 30 subjects after the primary endpoint evaluation method was determined to be unreliable, user-dependent, and subject to an unacceptable rate of false positive and false negative results. Following review of investigator reports, Colospan elected to terminate the study and redesign the performance endpoint methodology. This approach was discussed and accepted by the FDA.

Notwithstanding the study’s termination, available safety data from the 30 treated subjects was reviewed by an independent safety monitoring board, which concluded that no new device-related safety concerns were identified. All 30 subjects completed the study with no reported deaths, and the device remained correctly positioned throughout the 10-day treatment period in all subjects. Patients reported no major discomfort attributable to the device, with only minimal incontinence for loose stool observed during the deployment period.

Additional post-marketing study

In 2019, Colospan initiated an open label, randomized trial designed to evaluate the efficacy and safety of the CG-100 Intraluminal Bypass device in colorectal and coloanal anastomoses. This study was initially designed as the pivotal study for the company. One subject was enrolled to the study in July 2019.

Discussions with FDA were still ongoing at the time of protocol submission in Israel and the site was initiated in anticipation of FDA IDE approval. Once final input from the FDA was obtained, it became clear that the protocol would need to be significantly revised. Therefore, it was decided to stop enrollment, complete the follow up for the enrolled subject, and terminate the study.

The enrolled subject was randomized to the device group, surgical procedure including device application and patient hospitalization were uneventful. During the planned contrast enema that was performed prior to device removal a radiological leak was observed, the patient was then electively taken to operating room with the CG-100 device in place to receive a protective ileostomy. Three days later CG-100 was safely removed, and the patient was discharged with the ileostomy.

For this patient the device was functioning properly as a stool diversion method and protected the anastomosis as intended. Overall, this case suggests an effective fecal diversion created by the CG-100 device even though a defect in the anastomotic line was probably present at discharge day (POD 5), no clinical manifestations of the leak were present and no evidence of a pelvic sepsis or severe systemic infection was noted. The leak was adequately diagnosed radiologically during the scheduled contrast enema on POD 11, and a stoma was created to provide a continuous diversion after the device removal. No fecal material or pelvic or abdominal infection was present in the abdomen, providing further support for the performance of the device in diverting fecal material away from the anastomotic site.

Medium Size Device — Pilot Study

Following development of a smaller size version, in 2023 Colospan initiated a prospective, single-arm, open-label study in Israel to assess the safety and performance of the medium CG-100 device in patients undergoing elective colorectal surgery via open, laparoscopic, or robotic approaches. The primary and secondary endpoints of the study were safety and performance during the 10-day treatment period and safety during the four-week follow up. Six subjects were successfully treated, all of whom completed the four-week follow-up period. No deaths or major complications, including septic shock or generalized peritonitis, were reported. All adverse events (serious and non-serious) were anticipated and are common with these kinds of procedures and are comparable to current standard treatment. The device remained correctly positioned throughout the 10-day treatment period in all subjects, and all six subjects (100%) remained stoma-free. Subjects reported no major discomfort attributable to the device, with only minimal incontinence for loose stool observed during the deployment period.

Marketing

Colospan’s business model is built around a dual-market strategy: launching commercial products in selected European markets and Israel, while concurrently pursuing regulatory approval and clinical validation in the United States.

Colospan’s near-term commercial focus is on launching the CG-100 in select European markets and Israel. In H2 2026, Colospan plans to launch a soft launch in DACH countries (Germany, Austria, Switzerland) where it intends to build a direct sales organization, including opening a German subsidiary and hiring a VP of Sales in Europe, as well as Spain and Benelux countries where Colospan plans to engage local distributors through signing first distribution agreements in Europe. During this soft launch phase in H2 2026 and 2027, Colospan expects to establish Centers of Excellence to demonstrate order-to-reorder and a repeatable business model and serve as key reference sites for broader market expansion. Colospan has secured a dedicated OPS code (5-46b.2) in Germany and favorable reimbursement pricing with the largest HMO in Israel. Our first commercial cases in Israel and Germany are targeted for H2 2026.

Colospan has established partnerships with leading medical institutions for clinical trials, engaged key opinion leaders (KOLs) in gastrointestinal surgery, and actively participates in global surgical conferences to build awareness and adoption, including planned presentations at the 2026 ESCP (European Society of Coloproctology) annual meeting and the 2026 European Colorectal Congress meeting.

Manufacturing and Supply

The CG-100 Intraluminal Bypass device is manufactured in a multi-step process in which Colospan relies on a number of subcontractors to manufacture and assemble the components while maintaining control over the overall production and assembly process. The manufacturing process begins with the receipt from its suppliers of components for the manufacturing of the CG-100 at Colospan’s facility, which is ISO 13485 certified in Kfar Saba, Israel, The components are then sent to subcontractors in Israel in ISO 13485 facilities for parts cleaning, if needed, assembly of approved components, in process testing, packaging and sterilization. Final packaging and labeling are conducted at Colospan’s Kfar Saba facility. While Colospan relies on limited or sole suppliers for certain materials and components that are used in the manufacture of CG-100, Colospan is not heavily dependent on any of its manufacturing subcontractors, and to date, has not experienced any significant manufacturing delays.

Research and Development

Colospan’s research and development activities are focused on continuous innovation in device design, including additional device sizes, next-generation materials, and applications for other gastrointestinal procedures. Colospan’s committed to expanding the value proposition of its technologies through ongoing product development and clinical validation. Key R&D achievements include the development of the medium-size CG-100 device (2023), the Barostat bag tissue quality measurement system, and comprehensive device redesign and risk-reduction measures validated through bench, pre-clinical, and clinical testing.

Future product offerings may include additional device sizes, next-generation materials, and applications for upper GI surgeries. The CG-100 is currently suitable for two primary colorectal surgery segments: low rectal resections (approximately 282,000 procedures worldwide annually) and sigmoid and upper rectal resections (approximately 706,000 procedures worldwide annually), providing significant potential for portfolio expansion. Colospan believes that surgeons performing low rectal resections with the CG-100 will also employ the device in sigmoid and upper rectal resection procedures to mitigate the risk of anastomotic leak in those cases as well.

Competition

Colospan operates within a dynamic and competitive landscape. The surgical, endoscopy, and stapling segments are dominated by multinational corporations, such as JNJ, Medtronic, BD, Boston Scientific and others with broad product portfolios and global distribution networks. However, no widely adopted intraluminal alternative currently exists. Colospan believes its internal bypass approach offers a unique value proposition that distinguishes it from traditional stoma and other competing startups targeting the same market. Legacy solutions such as staple line reinforcing materials (Gore Medical, Baxter, Cook Medical) and surgical sealants (Ethicon, Baxter, Cohera Medical) do not replace diverting stoma and have not demonstrated efficacy in reducing or managing the clinical consequences of leaks. Historical attempts at intraluminal bypass solutions, including the Coloshield (1980s–1990s) and C-Seal (2014), failed due to their design and are no longer on the market.

Key competitors in the intraluminal bypass space include Safeheal (France), a developer of the Colovac™ device, an intraluminal bypass system, Averto Medical (United States), a developer of the ColoSeal™ Intraluminal Colonic Diversion System and JSR Medical (South Korea), developed of Colo-BT ™ Colorectal Balloon Tube device. All these startups target the same market and patient population as CG-100 but differs in the fixation method and deployment and removal protocols. Colospan believes its competitive advantages include a unique internal bypass design, potentially minimizing patient burden and risk; maintenance-free solution with easy application and removal; favorable safety profile observed in clinical studies, device remains in place without migration; integrated tissue quality measurement capabilities; and clinically tested which supported CE mark approval.

Intellectual Property

Colospan relies on a combination of patent, trade secret, and trademark laws, know-how and continuing innovation, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements.

Colospan’s intellectual property resides in three patent families: (1) Systems and Method for Bypassing an Anastomosis Site, (2) Apparatus for Delivering a Device to a Hollow Organ, and (3) Patient-Specific Intraluminal Device Fitting. As of the date hereof, Colospan’s patent portfolio includes 16 granted patents across the United States, Europe, China, Japan, India, Brazil, and Israel, as well as one pending patent application. The three families provide layered coverage across our core device technology, delivery apparatus, and patient-specific fitting methodology. The granted U.S. patents are expected to expire between 2031 and 2044, in each case taking into account awarded patent term adjustments and extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

The first patent family, Systems and Method for Bypassing an Anastomosis Site, is Colospan’s foundational patent, with a priority date of December 15, 2010 (U.S. Provisional Application No. 61/423,529). This family includes granted patents in India (Patent No. 475378, granted November 2023), Japan (Patent No. 6,153,133, granted June 2017), Israel (Patent No. 226843, granted July 2018), China (Patent No. ZL201180060468.4, granted October 2016), Europe (Patent No. EP 2651314, granted July 2018, validated in Belgium, Switzerland, Germany, Spain, France, United Kingdom, Italy, and Netherlands, expiring December 2031), Brazil, and four U.S. patents (Patent Nos. US 8,690,817; US 9,511,208; US 9,789,291; and US 10,188,839).

The second patent family, Apparatus for Delivering a Device to a Hollow Organ, has a priority date of October 14, 2014 (U.S. Provisional Application No. 62/063,421). This family includes granted patents in the United States (Patent No. US 11,534,149, granted December 2022), Brazil (granted June 2022), Israel (Patent No. IL 251454, granted December 2021), China (Patent No. CN ZL201580052994.4, granted January 2019), Europe (Patent No. EP 3206634, granted July 2019, validated in Belgium, Switzerland, Germany, Spain, France, United Kingdom, Italy, and Netherlands), and India (Patent No. IN 427164, granted March 2023).

The third patent family, Patient-Specific Intraluminal Device Fitting, has a priority date of July 26, 2023 (U.S. Provisional Application No. 63/528,936). This family currently has pending applications in the United States (Application No. 19/505,358), Europe (Application No. 24844993.6), China (Application No. 202480047694.6), Japan (Application No. 2025-573823), India (Application No. 202627007242), Israel (Application No. 326157), and Brazil (Application No. BR 11 2025 027517 8). This newest family extends Colospan’s coverage to patient-specific device fitting methodology.

Colospan’s intellectual property also consists of proprietary technologies, trade secrets, know-how, and software. We rely on trade secret protections, confidentiality agreements, and contractual restrictions to protect our intellectual property rights.

Government Regulation

Colospan is subject to extensive FDA regulatory controls in the United States according to the Federal Food, Drug, and Cosmetic Act and the specific medical device regulations (currently related to investigational devices) and in other countries, such as Medical Device Regulation and local regulations in the EU and the Medical Device Law in Israel. These regulations pertain as applicable to the design, development, evaluation, manufacturing, suppliers, customer complaints, labeling, privacy, sale, advertising, clinical trials, promotion, distribution, importing and exporting and shipping of Colospan’s devices. In addition, they cover assessment of suitability and effectiveness of Colospan’s quality system, record-keeping procedures, safety alerts, recalls, market withdrawals, removals and field corrective actions, post-market surveillance (in EU and Israel), including reporting of deaths or serious injuries and malfunctions that, if they were to occur, could lead to death or serious injury.

In jurisdictions such as the United States, and the European Union (under MDR), Colospan must complete an application or certification process with the relevant regulator or notified body, which includes submitting the results of clinical trials or investigations for their review. In other jurisdictions, such as Israel Colospan may be qualified to receive an approval for sale based on similar certification in other acceptable jurisdictions.

In addition to the requirements regarding product approval or certifications, many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import and export restrictions on our products. Each country also has its own tariff regulations, duties and tax requirements. Failure to comply with applicable regulatory requirements may result in fines, suspension or withdrawal of marketing authorizations, product recalls, seizure of products, operating restrictions, criminal prosecution, or other consequences.

United States

The FDA classifies medical devices into one of three classes - Class I, Class II or Class III - depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure safety and effectiveness. For the CG-100 device, which is classified as a Class III medical device, the regulatory pathway is through a premarket approval (PMA) application, which requires extensive clinical data to support the safety and effectiveness of the device.

A PMA must be supported by extensive data including, but not limited to, analytical, preclinical, clinical trials, manufacturing, statutory preapproval inspections, and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device is safe and effective for its intended use. Before a premarket approval application is submitted, a manufacturer must generally apply for an Investigational Device Exemption (IDE) to conduct clinical trials, which Colospan has already received. If the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to file an IDE application with the FDA and obtain IDE approval prior to initiation of broader human clinical trials.

Part of the PMA process is to ensure that the IDE is the first application that must be supported by appropriate data, such as analytical, animal and laboratory testing results, manufacturing information, and an Investigational Review Board (IRB) approved protocol showing that it is safe to test the device in humans and that the testing protocol is scientifically sound, as well as ensuring patient informed consent is obtained.

A clinical trial may be suspended by either the FDA or the IRB at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the study. Even if a study is completed, clinical testing results may not demonstrate the safety and efficacy of the device, or they may be equivocal or otherwise insufficient to obtain approval of the product being tested. After the clinical trials have been completed, if at all, and the clinical trial data and results are collected and organized, a manufacturer may complete a premarket approval application.

Following the IDE, a PMA application must be prepared and after a PMA is sufficiently complete, then the FDA will accept the application and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application,” although, generally, FDA review of the application generally takes between one and three years, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also, during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The preapproval inspections conducted by the FDA include an evaluation of the manufacturing facility to ensure compliance with the Quality Systems Regulations, as well as inspections of the clinical trial sites by the Bioresearch Monitoring group to evaluate compliance with good clinical practice and human subject protections. New premarket approval applications or premarket approval supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. Significant changes to an approved premarket approval require a 180-day supplement, whereas less substantive changes may utilize a 30-day notice, or a 135-day supplement. Premarket approval supplements often require submission of the same type of information as a premarket approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval application, and it may not require as extensive clinical data or the convening of an advisory panel.

Colospan also has received Breakthrough Device Designation. The FDA’s Breakthrough Device designation, which is granted for devices that provide more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions, provides certain benefits including prioritized review of the PMA application and increased interaction with the FDA during development.

European Union

In the European Union, a CE Mark is required to sell medical devices, representing that products meet required standards of performance, safety, and quality. A CE Mark is affixed following a conformity assessment and approval by appointed independent notified body. In 2017, the EU enacted the Medical Device Regulation (MDR or EU MDR), which became effective in May 2021, and changed multiple aspects of the regulatory framework for CE marking, including increased compliance requirements for the medical device industry.

The CG-100 device is CE Marked under the MDR in Europe (CE 0483), reflecting compliance with stringent safety and performance standards. The CE Mark continues to be a prerequisite for successful registration in many other global geographies. In addition, other EU countries continue to impose significant local registration requirements despite the implementation of the MDR.

Israel

In Israel, the Ministry of Health has granted approval for the CG-100 device, facilitating local clinical adoption and validation.

Other Jurisdictions

Colospan is required to comply with the regulations of every other country where it intends to commercialize products in the future. Future regulatory submissions are planned for other jurisdictions, including Canada, Australia, and selected Asian markets.

Reimbursement

Political, economic, technological, and regulatory influences around the world continue to subject the health care industry to potential fundamental changes that could substantially affect our results of operations.

Colospan expects CG-100 principally to be purchased by hospitals, that typically bill various third-party payers, including government programs (e.g., Medicare and Medicaid in the U.S.) and private insurance payers, for the items and services provided to their patients.

Colospan has established an initial reimbursement foundation. The CG-100 device fits within existing DRG codes and is eligible for the New Technology Add-on Payment (NTAP) program in the United States, which provides additional reimbursement for innovative medical devices above the standard DRG payment. Colospan has secured a dedicated OPS code (5-46b.2) in Germany and favorable reimbursement pricing with the largest HMO in Israel.

Government and private sector initiatives related to limiting the growth of health care costs (including price regulation), coverage and payment policies, comparative effectiveness reviews of therapies, technology assessments, price transparency, and health care delivery and payment structure reforms continue in many countries where we plan to launch our product. These changes are causing the marketplace to place increased emphasis on the delivery of treatments that can reduce costs, improve efficiencies, and/or increase patient access. Although Colospan believes the CG-100 generates favorable clinical outcomes, value, and cost efficiency, while also being less invasive than alternatives, the resources necessary to demonstrate value to customers, patients, payers, and other stakeholders are significant, and new therapies may take significantly longer periods of time to gain widespread adoption.

Human Capital Resources

As of the date hereof, Colospan’s workforce is comprised of six employees. Colospan expects headcount to grow as it builds itsdirect European sales team and scale its clinical and commercial operations.

Colospan’s key management team includes:

●	Boaz Assaf, Founder and CEO: 25+ years of medtech and high-tech sales, marketing, and business development experience. Previously Director of Sales and Business Development at Medport, Director of International Sales at OHK Medical Devices, Product Line and Territory Sales Manager for the Colorectal Department at Johnson & Johnson Israel, and Sales & Marketing Manager EMEA at Vigilant Technology (acquired by BATM). Holds an MBA and BA in Political Science.

●	Orit Tal, VP Regulatory Affairs: Specialist in regulatory affairs. Previously VP Regulatory Affairs at Lifebond (a sealant company), Regentis Biomaterials, and Colbar; Head of Strategy Regulatory Projects at Syneron Candela. Holds a B.Sc. and M.Sc. in Agriculture.

●	Shelly Sharon, VP Clinical Affairs: Specialist in clinical trial management. Previously Clinical Director at Magneto Thrombectomy Solutions and Lifebond. Holds a B.Sc. in Biology and an M.Sc. in Biochemistry.

●	Emilia Ozer, VP Quality: Specialist in quality assurance. Previously held quality positions at Lifebond and Colbar.

Risk Factors

Colospan’s success depends upon regulatory approval and market acceptance of the CG-100 device, its ability to commercialize it and generate revenues, and its ability to penetrate surgical markets worldwide.

While the CG-100 has achieved CE Marking under MDR in Europe and is approved for sale by the Israeli Ministry of Health, Colospan’s success will depend on its ability to obtain PMA approval from the FDA as well as the receipt of and maintenance of regulatory approvals in other healthcare markets. Even after receiving regulatory clearance or approval, Colospan faces the risk that the marketplace will not be receptive to its product over existing solutions, including traditional diverting stoma, and that it will be unable to compete effectively. Factors that could affect successful commercialization of the CG-100 include dependence upon surgeons’ acceptance and adoption of the device as an alternative to well-established stoma procedures, the need for training and education of surgical professionals, and challenges in demonstrating the clinical and economic benefits of the technology. There is no guarantee that the CG-100 will gain broad market acceptance. If the market for CG-100 fails to develop or develops more slowly than expected, or if the device does not achieve or sustain market acceptance among colorectal surgeons, Colospan’s business and operating results would be materially and adversely affected.

Clinical trial enrollment and timeline delays may cause delays in obtaining FDA approval and postpone commercialization in the United States.

Colospan’s pivotal clinical trial evaluating the CG-100 Intraluminal Bypass Device is subject to significant risks relating to patient enrollment and completion timelines. Enrollment in the ongoing trial has been slower than anticipated, impacted by external factors such as the COVID-19 pandemic and internal factors including site experience and the need for comprehensive device updates and risk mitigation measures. These delays may continue, especially as Colospan expands to new sites and requires investigators to gain proficiency with the device. A total of 228 evaluable patients (114 per group) is required to achieve approximately 80% statistical power. As of the date hereof, 57 patients have been enrolled in the study, of whom 39 have been randomized, representing approximately 17% of the total target enrollment. The remaining 18 patients were enrolled as roll-in patients at sites with no prior experience with the CG-100 device. If Colospan is unable to accelerate enrollment, or if unforeseen adverse events or regulatory requirements further slow progress, Colospan’s timeline for completing clinical trials and submitting for FDA approval could be materially extended. Such delays may postpone commercialization in the U.S. and other markets, adversely affecting Colospan’s business, financial condition, and results of operations.

Failure to achieve the endpoints of Colospan’s pivotal trial could materially harm its business.

Colospan’s future growth prospects depend in significant part on the successful outcome of its ongoing pivotal clinical trial for the CG-100, and there can be no assurance that the study will achieve its co-primary endpoints or otherwise generate data sufficient to support its clinical, regulatory, and commercial objectives. The trial is designed to demonstrate a meaningful reduction in stoma creation while also establishing non-inferiority with respect to severe adverse events, and failure to achieve either endpoint, whether as a result of safety findings, insufficient efficacy, variability in surgical technique, patient selection, protocol deviations, site performance issues, loss to follow-up, statistical limitations, or other operational or clinical factors, could materially impair the value of the study. The trial has experienced delays and a prior voluntary pause, and any additional challenges affecting enrollment, execution, data quality, or endpoint performance could further increase costs and extend development timelines. If the pivotal trial does not meet its endpoints, Colospan may be required to conduct additional analyses, modify the trial, perform further clinical work, or pursue alternative development strategies, any of which would require substantial time and resources with no assurance of success. A failure to achieve the trial’s endpoints could significantly delay or impair development plans, reduce confidence in the CG-100 among regulators, physicians, investors, and potential partners, and materially harm Colospan’s business, financial condition, results of operations, future cash flows, and growth prospects.

During the PMA process, the FDA may raise concerns, skepticism, or additional data requests regarding the pivotal study or place limitations on the use of CG-100, which may adversely affect commercialization of CG-100.

During the FDA PMA approval process, interactions with FDA reviewers and any advisory or expert panel can create significant business and regulatory risk if the submission does not fully support safety, effectiveness, manufacturing readiness, and the proposed labeling strategy. Reviewers may challenge the adequacy of the pivotal trial design, endpoint selection, statistical analysis, follow-up duration, or sample size, while panel members may focus more heavily on whether the clinical results are meaningful in real-world practice, whether the benefits clearly outweigh the risks, and whether physicians can use the device consistently and safely. Concerns in any of these areas can lead to major deficiency letters, additional analyses or data requests, narrower indications for use, stronger warnings or contraindications, and potential delays tied to manufacturing, quality system, or pre-approval inspection readiness. Even if approval remains achievable, the process can become longer, more expensive, and more publicly scrutinized, increasing cash burn, creating uncertainty for investors and commercial partners, and reducing launch momentum. In addition, unfavorable panel dynamics or visible FDA skepticism can weaken company credibility and ultimately reduce commercial upside by shrinking the addressable market, increasing post-approval obligations, and giving competitors more time to strengthen their position. For that reason, early alignment with FDA, rigorous evidence generation, strong cross-functional coordination, inspection readiness, and disciplined panel preparation are critical to reducing approval risk and protecting enterprise value.

Inability to meet sales targets may result in reduced cash flow and necessitate alternate sources of financing.

The success of commercial sales of CG-100 and Colospans’ ability to generate future revenue and cash flow will depend in significant part on its ability to achieve expected sales growth in a manner consistent with its commercialization plans. Colospan’s ability to meet sales targets may be adversely affected by a number of factors, including the pace of surgeon adoption, its success in establishing Centers of Excellence and generating order-to-reorder activity, its ability to build an effective direct sales organization in select markets and manage distributor relationships in others, hospital and health system budget constraints, reimbursement coverage and payment levels, lengthy purchasing and value-analysis committee processes, pricing pressure, manufacturing and supply readiness, the limited size of its organization, and its ability to continue to generate and communicate compelling clinical and health economic data. In addition, because Colospan’s commercial strategy contemplates an initial soft launch followed by broader market expansion, any delays in market development, slower-than-expected utilization, or failure to convert early reference sites into broader adoption could materially affect its growth trajectory. Failure to meet sales targets may result in Colospan’s reduced revenue growth, gross margins and operating leverage may not improve as planned, future cash flows could be materially reduced, and it may need to delay commercial expansion, reduce operating expenditures, or obtain additional capital or other financing, which may not be available on acceptable terms, or at all.

Medical device development is costly and involves continual technological change, which may render CG-100 obsolete.

The market for surgical devices and anastomotic leak prevention solutions is characterized by technological change, medical advances, and evolving industry standards. Any one of these factors could reduce the demand for CG-100 or require substantial resources and expenditures for research, design, and development to avoid technological or market obsolescence. The success of CG-100 will depend on Colospan’s ability to enhance its current technology, develop or acquire new technologies, and keep pace with technological developments and evolving industry standards, while responding to changes in clinical practice and surgeon requirements. A failure to adequately develop device enhancements or new devices that address changing technologies and clinical needs, or to introduce such devices on a timely basis, may have a material adverse effect on its business, financial condition, and results of operations. Colospan might have insufficient financial resources to improve existing devices, advance technologies, and develop new devices at competitive prices. Technological advances by one or more competitors or future entrants into the field — including alternative intraluminal bypass solutions, bioabsorbable technologies, or other innovative approaches to anastomotic leak prevention — may result in CG-100 device becoming non-competitive or obsolete, which may decrease revenues and adversely affect Colospan’s business and results of operations.

Colospan may encounter significant competition from various companies.

Colospan faces competition from several startup companies developing solutions targeting the same market as Colospan. Key competitors in the intraluminal bypass space include Safeheal (France), which holds a CE Mark; Averto Medical (United States) and JSR Medical (South Korea). One or more of these startup companies might succeed in obtaining regulatory approval in the specific market ahead of Colospan and gain and launch their product and gain competitive advantage over Colospan and its efforts.. The primary competitors could also develop devices that are more effective, safer, or less costly than CG-100, which would adversely affect Colospan’s ability to compete.

In addition, Colospan’s most significant competitive challenge may be the entrenched position of the diverting stoma as the current standard of care in colorectal surgery. Diverting stomas have been used for decades, and surgeons are trained in and familiar with this approach. Persuading surgeons and healthcare systems to adopt a novel intraluminal bypass approach will require substantial clinical evidence, training, and education, and there can be no assurance that Colospan will be successful in overcoming clinical inertia and established surgical practices.

Colospan’s research and development efforts may not succeed in developing commercially successful products and technologies, which could adversely affect its business.

Colospan’s future product offerings may include additional device sizes, next-generation materials, and applications for upper GI surgeries. It faces risks associated with developing and launching such new products. Any development or manufacturing challenges or issues during product development cycle may result in delays of launch dates of new products, which will cause delays in Colospan’s ability to achieve forecasted results. In addition, Colospan developed the Barostat bag tissue quality measurement system and comprehensive device redesign and risk-reduction measures during the pause of its pivotal trial. There can be no assurance that these innovations will perform as expected in broader clinical use. The expenses or losses associated with unsuccessful product development or launch activities or lack of market acceptance of new products could have a material adverse effect on its business or financial condition.

Colospan may experience manufacturing problems or delays that could limit the growth of its revenue or increase losses.

Colospan may encounter unforeseen situations that would result in delays or shortfalls in its production. The FDA and comparable foreign regulatory authorities have comprehensive and prescriptive guidelines for medical device component manufacturers, requiring these manufacturers to establish and maintain processes and procedures to adequately control environmental conditions that could adversely affect product quality and impact patient safety. Colospan’s manufacturing facilities and subcontractor sites are certified under the ISO 13485:2016 quality system standard. Failure to comply with applicable standards could delay the production of CG-100 device. If Colospan is unable to keep up with demand for its product, its revenue could be impaired, market acceptance could be adversely affected, and customers might instead purchase competitors’ products. Colospan’s inability to successfully manufacture the product at scale would have a material adverse effect on its operating results.

Colospan relies on limited suppliers for some of the materials and components used in CG-100, and it may not be able to find replacements or immediately transition to alternative suppliers, which could have a material adverse effect on its business.

The CG-100 device is manufactured using medical-grade silicone with an established production process. Colospan relies on suppliers for certain materials and components. If it were to lose any critical supplier, or if such suppliers were unable to fulfill its orders or meet its manufacturing specifications, there can be no assurance that Colospan will be able to identify or enter into agreements with alternative suppliers on a timely basis or on acceptable terms, if at all. Alternative suppliers would need to be qualified and may require additional regulatory inspection or approval, which could result in further delay and additional expense. An interruption in Colospan’s operations could occur if it encounters delays or difficulties in securing these materials and components, or if the quality of the materials and components supplied does not meet its requirements. Any such interruption could significantly affect its business, financial condition, results of operations, and reputation.

If Colospan, its contract manufacturers, or its component suppliers are unable to manufacture its product in sufficient quantities, on a timely basis, at acceptable costs, and in compliance with regulatory and quality requirements, the manufacturing and distribution of CG-100 could be interrupted, and product sales and operating results could suffer.

Colospan and its contract manufacturers are required to comply with the FDA’s Quality System Regulation, or QSR, which is a complex regulatory framework that covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage, shipping, and servicing of its device. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the FDA. Failure to adhere to QSR requirements or take adequate and timely corrective action in response to an adverse quality system inspection finding could delay production and lead to fines, difficulties in obtaining regulatory clearances, recalls, enforcement actions, or other consequences, which could have a material adverse effect on its financial condition or results of operations. In addition, Colospan’s products shipped internationally will be required to comply with ISO quality system standards as well as EU Regulations and norms in order to produce products for sale in the EU.

Many other countries have specific additional regulatory requirements for quality assurance and manufacturing. If Colospan fails to comply with applicable manufacturing requirements, as well as ISO or other regulatory standards, it may be required to cease all or part of its operations until compliance is achieved with these regulations.

The CG-100 may be subject to product recalls even after receiving FDA or comparable foreign regulatory approval. A recall could have a significant adverse impact.

The FDA and similar governmental bodies in other countries have the authority to require the recall of CG-100 if Colospan were to fail to comply with relevant regulations pertaining to, among other things, manufacturing practices, labeling, advertising, or promotional activities, or if new information is obtained concerning the safety or efficacy of its device. When Colospan commences commercial sales of CG-100, recalls of its CG-100 device would divert managerial and financial resources and have an adverse effect on its reputation, results of operations, and financial condition, which could impair its ability to produce the CG-100 in a cost-effective and timely manner.

Broad-based domestic and international government initiatives to reduce healthcare spending may reduce reimbursement rates for medical procedures, which could reduce the cost-effectiveness of CG-100.

Healthcare reforms, changes in healthcare policies, and changes to third-party coverage and reimbursements may affect demand for the CG-100 and may have a material adverse effect on its financial condition and results of operations. The adoption of significant changes to the healthcare system in the United States, the EEA, or other jurisdictions in which Colospan may market the CG-100 could limit the prices Colospan is able to charge or the amounts of reimbursement available for CG-100, could limit the acceptance and availability of CG-100, reduce medical procedure volumes, and increase its operational costs.

Healthcare industry cost-containment measures could result in reduced sales of CG-100.

Most of Colospan’s expected customers rely on third-party payors, including government programs and private health insurance plans, to reimburse some or all of the cost of the procedures in which the CG-100 product will be used. The continuing efforts of governmental authorities, insurance companies, and other payors of healthcare costs to contain or reduce these costs could lead to patients being unable to obtain approval for payment from these third-party payors. If third-party payor payment approval cannot be obtained by patients for procedures that use the CG-100 device, this would have a material adverse impact on the ability to sell the CG-100 device. Although Colospan has secured a dedicated OPS code (5-46b.2) in Germany and favorable reimbursement pricing with the largest HMO in Israel, and the CG-100 is eligible for the New Technology Add-on Payment, or NTAP, program in the United States, there can be no assurance that adequate reimbursement will be obtained or maintained in any jurisdiction.

Colospan faces the risk of product liability claims and may be subject to damages, fines, penalties, and injunctions, among other things.

Colospan’s business exposes it to the risk of product liability claims that are inherent in the testing, manufacturing, and marketing of medical devices, including those which may arise from the misuse or malfunction of, or design flaws in, the CG-100 device. The CG-100 is an implantable device that is placed inside the body during surgery and remains in place for approximately 10 days, creating inherent risks. Colospan may be subject to product liability claims if its product causes, or merely appears to have caused, an injury. Claims may be made by patients, healthcare providers, or others selling its product. The risk of product liability claims may also increase if its product is subject to a product recall, whether voluntary or mandatory.

If Colospan is unable to protect its intellectual property, its ability to maintain any technological or competitive advantage over its competitors and potential competitors would be adversely impacted, and its business may be harmed.

Colospan relies on patent protection as well as trademark, trade secret, and other intellectual property rights protection and contractual restrictions to protect its proprietary technologies. As of the date hereof, Colospan intellectual property portfolio includes three patent families with 16 granted patents across the United States, Europe, China, Japan, India, Brazil, and Israel, and one pending application. If Colospan fails to protect its intellectual property, third parties may be able to compete more effectively against it, it may lose its technological or competitive advantage, or it may incur substantial litigation costs in its attempts to recover or restrict use of our intellectual property.

Colospan cannot assure that any of its currently pending or future patent applications will result in granted patents, and it cannot predict how long it will take for such patents to be granted or whether the scope of such patents, if granted, will adequately protect its product from competitors. It is possible that, for any of Colospan’s patents, others will design alternatives that do not infringe upon its patented technologies. Further, Colospan cannot assure that other parties will not challenge any patents granted to it or that courts or regulatory agencies will hold its patents to be valid or enforceable. Colospan’s ability to establish or maintain a technological or competitive advantage over its competitors may be diminished because of these uncertainties. For these and other reasons, Colospan’s intellectual property may not provide it with any competitive advantage. For example:

●	It might not have been the first to make the inventions covered by each of its pending patent applications or granted patents;

●	Colospan might not have been the first to file patent applications for our inventions;

●	Others may independently develop similar or alternative products and technologies or duplicate any of its products and technologies;

●	It is possible that Colospan’s pending patent applications will not result in granted patents, and even if they do, they may not provide a basis for intellectual property protection of commercially viable products or any competitive advantages;

●	Colospan may not develop additional proprietary products and technologies that are patentable; and

●	The patents of others may have an adverse effect on Colospan’s business.

If Colospan or any of its partners are sued for infringing the intellectual property rights of third parties, such litigation would be costly and time-consuming, and an unfavorable outcome could have a material adverse effect on its business.

Colospan’s success depends on its ability to develop, manufacture, market, and sell the CG-100 without infringing upon the proprietary rights of third parties. Numerous U.S. and foreign-issued patents and pending patent applications owned by third parties exist in the fields in which we Colospan is developing products. As is common in the medical device industry, Colospan also engages the services of specialized consultants and employees who may have previously provided services to its competitors, and it may become subject to claims that it or its personnel inadvertently used or disclosed trade secrets or other proprietary information belonging to former employers or clients.

Even if such claims are without merit, Colospan could incur substantial costs and the attention of our management and technical personnel could be diverted in defending against claims of infringement. Any adverse ruling could have a material adverse impact on Colospan’s ability to conduct its business. Moreover, third parties making claims against it may be able to obtain injunctive relief against it, which could block Colospan’s ability to offer the CG-100 and could result in a substantial award of damages against it.

There is a substantial amount of litigation involving patent and other intellectual property rights in the medical device space. As Colospan faces increasing competition and as its business grows, it will likely face more claims of infringement. If a third party claims that it infringes upon their intellectual property rights, Colospan may have to:

●	seek licenses that may not be available on commercially reasonable terms, if at all;

●	abandon any infringing product or redesign its products or processes to avoid infringement;

●	pay substantial damages, including in an exceptional case, treble damages and attorneys’ fees;

●	pay substantial royalties or fees or grant cross-licenses to its technology; or

●	defend litigation or administrative proceedings that may be costly whether Colospan wins or loses.

Exhibit Index

Exhibit	Description

10.1	Form of Share Purchase Agreement between Galmed Pharmaceuticals Ltd., the shareholders of Colospan Ltd., and Boaz Assaf

23.1	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network

99.1	Audited Financial Statements of Colospan Ltd. for the year ended December 31, 2025

99.2	Unaudited Pro Forma Financial Statements for the year ended December 31, 2025

99.3	Investor Presentation

99.4	Press Release of Galmed Pharmaceuticals Ltd. dated June 8, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: June 8, 2026	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer